

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

September 2, 2010

Edward L. Carey, Co-President and Director
Clarion Property Trust, Inc.
230 Park Avenue
New York, NY 10169

> **Re:** **Clarion Property Trust, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-11**
> **Filed August 5, 2010**
> **File No. 333-164777**

Dear Mr. Carey:

We have reviewed Amendment No. 2 to your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your letter submitted July 21, 2010. We will continue to monitor your filing in this regard.

Fees and Expenses, page 12

2. We note your response to comment 5 of our letter dated June 8, 2010. In response to our comment, you state that the dealer manager fee applies to every share outstanding. We continue to believe that you should clarify that the dealer manager fee will apply to all outstanding shares, including those shares that are issued under your distribution reinvestment plan. Please provide similar disclosure as it relates to your distribution fee. Additionally, please revise your disclosure on page 152 to clarify, if true, that these fees will be paid on all of your outstanding shares, including those shares issued pursuant to the distribution reinvestment plan.

3.	We note your disclosure on pages 12 and 13 that the dealer manager fee and the distribution fee will be payable on a continuous basis from year to year, subject to certain caps. Please revise your disclosure in the table or elsewhere, as appropriate, to explain what you mean by "certain caps."

Prior Performance, page 85

4.	We note your response to comment 9 of our letter dated June 8, 2010 and your revised disclosure on page 89. Please note that Item 8 of Industry Guide 5 requires ten years of disclosure in the narrative section as well as discussion of those adverse business developments or conditions experienced by any prior program that would be material to investors in this program. Therefore, please revise your disclosure to include a discussion of ING Residential Fund USA, ING Clarion Development Ventures, ING Clarion Development Ventures II and ING Clarion Development Ventures III.

5.	We note your response to comment 10 of our letter dated June 8, 2010 that that the dividends issued to shareholders of Clarion Lion Properties Trust were reduced primarily due to a decline in income although such dividends increased as a percentage of NAV due to the value of its real estate properties. Please revise to add this disclosure and quantify the reduction in dividend payments.

Net Asset Value Calculation and Valuation Guidelines, page 91

6.	We note your response to comment 12 of our letter dated June 8, 2010. In response to our comment, you state that you will not name the third party pricing vendors as experts. However, we note that you will be relying upon the report from the vendors, you have attributed the value of the securities and the value of your cash and cash equivalents and other short-term investments to your third party vendors, and you will be summarizing their report in determining the net asset value. We therefore reissue our comment in part. Please disclose the names of the third party pricing vendors, identify them as experts and file their consents as exhibits to the registration statement. Please refer to Section 7(a) and Rule 436 of the Securities Act. For further guidance, refer to Question 141.02 under the Division's Compliance and Disclosure Interpretations for the Securities Act.

Federal Income Tax Considerations, page 123

7.	We note that you have received a private letter ruling from the IRS. Please update your disclosure in this section to account for this letter. Additionally, please have counsel update your tax opinion as appropriate. Additionally, please file the letter in accordance with Item 601(b)(8) of Regulation S-K or tell us why you believe you are not required to file this letter.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact William Demarest at (202) 551-3432 or Dan Gordon, Accounting Branch Chief at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at (202)551-3585 or me at (202)551-3401 with any other questions.

Sincerely,

Jennifer Gowetski
Senior Counsel

cc: Rosemarie A. Thurston *(via facsimile)*
     Alston & Bird LLP